Cane Clark LLP				3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Chad Wiener+	Scott P. Doney~	Telephone: 702-312-6255
Facsimile: 702-944-7100
Email: bclark@caneclark.com

September 22, 2005

UNITED STATES SECURITIES AND EXCHANGE
COMMISSION-Division of Corporation Finance
Attn: Jorge L. Bonilla, Senior Staff Acct.
Mail Stop 4561
100 F. Street NE
Washington, D.C. 20549-7010

Re:         California News Tech
File No. 000-50762
Form 10-K for Fiscal Year Ended
December 31, 2005
________________________________________________________________________

We write on behalf of California News Tech (the “Company”) in response to Staff's letter of April 25, 2006, by Jorge L. Bonilla, Senior Staff Accountant of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 10KSB.

The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Form 10-KSB for the year ended December 31, 2005

Note 2. Summary of Significant Accounting Policies

Product Development. Page F-7

1. We note on page 6 that you have released certain products. Also, you indicate in note 1 that during 2005 you completed development of your website and began to generate subscription based fees. However, it is unclear whether you have commenced amortization or have recognized any impairment of capitalized development costs and website development costs. Please explain to us how you applied to paragraphs 8 and 9 of SFAS 86 to your capitalized development costs; and how you applied paragraphs 34-38 of SOP 98-1 to your website development costs.

In response to this comment, the Company explains as follows:

1.
Amortization of capitalized development costs was not recorded because annual subscriptions were first sold in June 2005. At the conclusion of an annual subscription, amortization will be recognized as needed. Capitalized development costs and website costs were reviewed at the balance sheet date and were considered to be fairly stated. As net realizable values exceeded the book values there was no impairment that needed to be recognized, hence, none was recorded. Also, the company allocated a post-production testing period through the end of 2005 to make sure any functionality and stability issues were taken care of.

Note 6. Notes Payable to Related Parties, page F-10

2.  We note that payment of the $71,140 note is due March 6, 2006. Please explain to us your basis in GAAP for reporting this note as non-current rather than current liability.

In response to this comment, the Company explains as follows:

2.
As of March 17, 2006, payment of the $77,140 note had not been made. The terms of the note were in the process of being renegotiated, though not yet finalized. All parties considered that the payment of the note would not be currently due. Also, our recently filed 10QSB shows the note payable as a current liability.

We believe that the Company’s original filing was complete and included sufficient disclosures and information for all investors to make informed decisions.

Further, in connection with responding to your comments, the Company acknowledges that
--the Company is responsible for the adequacy and accuracy of the disclosures in the filings;
--staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
--the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this comment letter, please feel free to contact me at 702-312-6255.

Sincerely,

CANE CLARK LLP

/s/ Bryan R. Clark
Bryan R. Clark